UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Innoviva, Inc.
File Nos. 0-30319 and 333-116384

CF#34807

Innoviva, Inc. (formerly Theravance, Inc.) submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibit 10.15 to a Form S-1 registration statement filed on June 10, 2004 as modified by the same contract refiled with fewer redactions as Exhibit 10.13 to a Form 10-K filed on March 3, 2014.

Based on representations by Innoviva, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15 to Form S-1 filed June 10, 2004	through February 23, 2020
Exhibit 10.13 to Form 10-K filed March 3, 2014	through February 23, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary